March 10, 2021

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Lion Electric Co

Amendment No. 1 to Registration Statement on Form F-4

Filed February 10, 2021

File No. 333-251847

Ladies and Gentlemen:

Set forth below are the responses of The Lion Electric Company (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 22, 2021, with respect to Amendment No. 1 to Registration Statement on Form F-4, File No. 333-251847, filed with the Commission on February 10, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). We are separately furnishing to the Staff six courtesy copies of the Amended Registration Statement marked to show the changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.

Amended Registration Statement on Form F-4

Summary Term Sheet, page i

1.	We note your response to comment 4. Please revise to state that you believe that Lion is a North American leader in electric transportation.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages i, v, 1 and 131 of the Amended Registration Statement in response to the Staff’s comment.

Will Lion obtain new financing in connection with the Business Combination?, page vi

2.	We note your revisions on response to comment 5. Please state the market value of the 20,040,200 shares based on the per share price of the NGA common stock.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page vi of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

March 10, 2021

Contractual Arrangements with Affiliates of Amazon.com, Inc., page 146

3.

We note your response to comment 22 and are unable to agree that you are not required to file the MPA as an exhibit to the registration statement. Although the Specified Customer is not obligated to purchase a minimum quantity of vehicles, we note that Lion will be required to reserve manufacturing capacity in such volumes that it appears that the company’s future success is substantially dependent on the MPA. Further, we believe that the agreement may be required pursuant to Item 601(b)(10)(ii)(A), since an affiliate of the Specified Customer will receive a warrant that grants it the right to acquire up 19.99% of the issued outstanding common shares of the company.

RESPONSE:    In response to the Staff’s comment, the MPA will be filed as an exhibit to the Amended Registration Statement. The disclosure in the Amended Registration Statement has been revised accordingly.

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Securities and Exchange Commission

March 10, 2021

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or David Tardif of Stikeman Elliott LLP at (514) 397-3677.

Very truly yours,

THE LION ELECTRIC COMPANY

By:	/s/ Nicolas Brunet
Name:	Nicolas Brunet
Title:	Executive Vice-President and Chief Financial Officer

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.

David Tardif, Stikeman Elliott LLP

Ian Robertson, Northern Genesis Acquisition Corp.

Jim Goettsch, Husch Blackwell LLP